Exhibit 99.1

Execution Version

SETTLEMENT AGREEMENT AND RELEASE OF CLAIMS

This Settlement Agreement and Release of Claims (the “Agreement”) is entered into and made effective as of February 4, 2024 (the “Effective Date”) by and between Terran Orbital Corporation (together with its subsidiaries, “Terran Orbital” or the “Company”) and Austin Williams, Roland Coelho, Joseph Roos, Roark’s Drift, LLC, Jordi Puig-Suari, Sophis Investments LLC, Sophis GP LLC, and Tassos Recachinas (Sophis Investments LLC, Sophis GP LLC and Mr. Recachinas, “Sophis,” and together with Roark’s Drift and Messrs. Williams, Coelho, Roos and Puig-Suari, the “Sophis Group”). The parties to this Agreement may be referred to herein as a “Party,” or collectively, the “Parties.”

WHEREAS, on October 6, 2024, the Sophis Group Parties entered into a Group Agreement whereby they agreed to form a group for the purpose of, among other things, working together to enhance stockholder value at the Company, including seeking to influence the affairs or control of the Company (the “Group Agreement”);

WHEREAS, beginning on October 11, 2023, the Sophis Group sent various communications to the Board of Directors of the Company (the “Board”) and issued press releases calling on the Board to separate the roles of CEO and Chairman, install a new CEO, implement other corporate governance practices and conduct a strategic review process;

WHEREAS, on October 12, 2023, the Sophis Group filed a Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) and amendments thereto (as amended, the “Schedule 13D”);

WHEREAS, the Sophis Group Parties and the Company desire to come to an agreement with respect to certain matters as provided in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Representations and Warranties. Each Sophis Group Party represents and warrants to the Company, and the Company represents to each Sophis Group Party as follows:
a.	The execution, delivery and performance of this Agreement are within the power and authority of such Party and have been duly authorized by such Party.
b.	The Agreement has been duly executed and delivered by such Party and constitutes a legal, valid and binding obligation, enforceable in accordance with the terms hereof (subject to applicable bankruptcy and similar laws relating to creditors’ rights and to general equity principles).
c.	Neither the execution and delivery of this Agreement nor compliance with the terms and provisions hereof will violate, conflict with or result in a breach of, any applicable law or regulation, any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which they are a party or by which they are bound or to which they are subject.

2.	Public Announcement. Promptly following the execution of this Agreement, the Company shall issue the mutually agreed press release in the form attached hereto as Exhibit A (the “Press Release”) announcing certain terms of this Agreement and the Sophis Group Parties’ support for the Company and its officers and directors with respect to the strategic direction of the Company. Neither the Company nor the Sophis Group shall make or cause to be made, and the Company and the Sophis Group shall cause their respective Affiliates and Associates (each as defined in the Securities and Exchange Act of 1934 (the “Exchange Act”) not to make or cause to be made, any public announcement or statement with respect to the subject matter of this Agreement that is contrary to the statements made in the Press Release or the terms of this Agreement, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party. The Sophis Group acknowledges and agrees that the Company may file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and other filings with the SEC. The Sophis Group shall be given a reasonable opportunity to review and comment on any Current Report on Form 8-K or other filing with the SEC made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to any comments of the Sophis Group. The Company acknowledges that the Sophis Group may file this Agreement as an exhibit to the Schedule 13D with the SEC. The Company shall be given a reasonable opportunity to review and comment on such Schedule 13D filing made by the Sophis Group with respect to this Agreement, and the Sophis Group shall give reasonable consideration to any comments of the Company. None of the Sophis Group Parties, or any of their respective Affiliates or Representatives (as defined below), will issue a press release or make or cause to be made any other public statement or announcement in connection with this Agreement or the actions contemplated hereby, other than as mutually agreed by the Company and the Sophis Group Parties, except as set forth in this Section 2.
3.	Standstill. Except as set forth in this Agreement, from the Effective Date until the earlier of (a) 12 months from the Effective Date and (b) 10 calendar days prior to the notice deadline under the Company’s By-laws (the “Bylaws”) for the nomination of director candidates for election to the Board at the Company’s 2025 Annual Meeting of Stockholders (such period, the “Cooperation Period”), each Sophis Group Party shall not, and shall cause its Affiliates and each of its and its Affiliates’ respective Representatives (collectively, with the Sophis Group Parties, the “Restricted Persons”) to not, directly or indirectly, without the prior written consent, invitation, or authorization of the Company or the Board (in their respective sole discretions):
a.	acquire, or offer, or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of record or beneficial ownership (as such term is defined in Section 13(d)(3) of the Exchange Act) of or economic exposure to any securities of the Company entitled to vote in the election of directors (“Voting Securities”) or engage in any swap or hedging transaction, or other derivative agreement of any nature with respect to any Voting Securities, in each case, if such acquisition, offer, agreement or transaction would result in the Sophis Group Parties, together with their Affiliates, having beneficial ownership of more than 14.0% of the Voting Securities outstanding at such time;
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b.	alone or in concert with any one or more persons, (A) call or seek to call (publicly or otherwise) a meeting of the Company’s stockholders or act by written consent in lieu of a meeting (or call or seek to call for the setting of a record date therefor), (B) seek election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, except as expressly set forth in Section 5, (C) make or be the proponent of any stockholder proposal to the Company, the Board or any of its committees, (D) seek (including through any “withhold” or similar campaign) the removal of any member of the Board, or (E) conduct a referendum of stockholders of the Company;
c.	make any request for stock list materials or other books and records of the Company or any of its subsidiaries under Section 220 of the Delaware General Corporation Law (the “DGCL”) or any other statutory or regulatory provision providing for stockholder access to books or records of the Company or any of its subsidiaries;
d.	engage in any “solicitation” (as such term is defined in the Exchange Act) of one or more proxies or consents with respect to the election or removal of one or more directors of the Company or any other matter or proposal relating to the Company or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A under the Exchange Act) in any such solicitation of proxies or consents;
e.	make or submit to the Company or any of its Affiliates any proposal or offer for (with or without one or more conditions), either alone or in concert with others, any tender offer, exchange offer, merger, consolidation, acquisition, sale of all or substantially all assets, business combination, recapitalization, restructuring, liquidation, dissolution or similar extraordinary transaction involving the Company or one or more of its direct or indirect subsidiaries and joint ventures or any of their respective securities or assets (each, an “Extraordinary Transaction”), either publicly or in a manner that would reasonably be expected to require public disclosure by the Company or any of the Restricted Persons (it being understood that the foregoing shall not restrict the Restricted Persons from tendering shares, receiving consideration or other payment for shares, or otherwise participating in any Extraordinary Transaction on the same basis as other stockholders of the Company);
f.	take any action in support of, make any public proposal or public comment or announcement or make any other public disclosure of any kind or speaking to any members of the media, whether on the record or off the record or on background, with respect to (A) any change in the number or identity of directors of the Company or the filling of any vacancy on the Board other than as provided under Section 5 of this Agreement, (B) any change in the capitalization, capital allocation policy or dividend policy of the Company, (C) any other change to the Board or the Company’s management or corporate or governance structure, including the separation of the Chair and CEO roles, (D) any waiver, amendment or modification to the Company’s Certificate of Incorporation or Bylaws, (E) causing the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”) to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, (F) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (G) the Company’s business, operational or financial performance or results, plans, objectives, policies or strategy or any Extraordinary Transactions;
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g.	knowingly encourage or advise any party or knowingly assist any other party in encouraging or advising any other person with respect to (A) the giving or withholding of any proxy relating to, or other authority to vote, any Voting Securities, or (B) conducting any type of referendum relating to the Company (including for the avoidance of doubt with respect to the Company’s management or the Board), other than such encouragement or advice that is consistent with the Board’s recommendation in connection with such matter;
h.	form, join, or act in concert with any Group with respect to any Voting Securities, other than solely with Affiliates of the Sophis Group Parties with respect to Voting Securities now or hereafter owned by them;
i.	enter into any voting trust, arrangement or agreement with respect to any Voting Securities, or subject any Voting Securities to any voting trust, arrangement or agreement (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like), in each case other than (A) this Agreement, (B) solely between or among any two or more of the Sophis Group Parties and their Affiliates, or (C) granting any proxy in any solicitation approved by the Board;
j.	engage in any short sale or any purchase, sale, or grant of any option, warrant, convertible security, share appreciation right, or other similar right (including any put or call option or “swap” transaction) with respect to any security of the Company (other than any index fund, exchange-traded fund, benchmark fund or broad basket of securities) that includes, relates to, or derives any significant part of its value from a decline in the market price or value of any of the Company’s securities and would, in the aggregate or individually, result in the Sophis Group Parties ceasing to have a net long position in the Company;
k.	sell, offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, all or substantially all, voting rights decoupled from the underlying Voting Securities held by a Restricted Person to any other person;
l.	institute, solicit or join as a party any litigation, arbitration or other proceeding against or involving the Company, any of its subsidiaries or any of its or their respective current or former directors or officers (including derivative actions); provided, however, that for the avoidance of doubt, the foregoing shall not prevent any Sophis Group Party from (A) bringing litigation against the Company to enforce any provision of this Agreement, (B) making any counterclaim with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against any Sophis Group Party, (C) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement, (D) exercising statutory appraisal rights, or (E) responding to or complying with validly issued legal process;
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m.	enter into any negotiation, agreement, arrangement, or understanding (whether written or oral) with any party to take any action that the Restricted Persons are prohibited from taking pursuant to this section;
n.	make any request or submit any proposal to amend or waive any of the terms of this Agreement (including this subclause), in each case publicly or that would reasonably be expected to result in a public announcement or disclosure of such request or proposal;
o.	enter into any discussions, negotiations, agreements or understandings with any person with respect to any action the Sophis Group Parties are prohibited from taking pursuant to this section, or advise, assist, knowingly encourage or seek to persuade any person to take any action or make any statement with respect to any such action, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing;
p.	publicly make or in any way advance publicly any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement; or
q.	take any action challenging the validity or enforceability of this Section 3 or this Agreement.

Notwithstanding anything in this Agreement to the contrary, the foregoing provisions of this Section 3 shall not be deemed to restrict the Restricted Persons from: (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating privately with stockholders of the Company and others in a manner that does not otherwise violate this Section 3 or Section 10 nor made with an intent to circumvent any of the restrictions listed in this Section 3, (iii) taking any action or making any public disclosure necessary to comply with any legal process, or (iv) taking any actions required by the terms of those certain Investment Advisory Agreements, dated October 4, 2023, between each of Roark’s Drift LLC, and Messrs. Coelho, Puig-Suari and Williams on the one hand, and Sophis Investments LLC, on the other hand, so long as such action would not otherwise be in violation of the terms of this Section 3.

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4.	Voting Agreement. During the Cooperation Period, each Sophis Group Party agrees solely for and on behalf of itself that it will appear in person or by proxy at each annual or special meeting of stockholders of the Company (including any adjournments or postponements thereof and any meetings which may be called in lieu thereof), whether such meeting is held at a physical location or virtually by means of remote communications, and will vote (or execute a consent with respect to) all Voting Securities beneficially owned by it that it has the right to vote in accordance with the Board’s recommendations with respect to (a) each election of directors, any removal of directors and any replacement of directors, (b) the ratification of the appointment of the Company’s independent registered public accounting firm, and (c) any other proposal to be submitted to the stockholders of the Company by either the Company or any stockholder of the Company; provided, however, that if Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. LLC (“Glass Lewis”) both recommend otherwise with respect to any proposals (other than proposals related to director elections, removals or replacements, the authorization of shares, or the issuance of equity in connection with employee compensation), the Sophis Group Parties shall be permitted to vote in accordance with such ISS and Glass Lewis recommendation; provided, further, that the Sophis Group Parties shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to an Extraordinary Transaction.
5.	Corporate Governance and Board Composition. The Nominating and Corporate Governance Committee of the Board (the “Committee”) shall use its reasonable best efforts to reasonably promptly identify a candidate (the “New Director”) for prompt appointment to the Board to the existing vacant seat in Class III (the “Class III Vacancy”) of the Board. As part of the Nominating and Governance Committee search process, the Sophis Group shall be entitled to consult with the Committee and recommend up to three (3) candidates, with whom the Committee will conduct its interviews with and consider in good faith any recommendations made by the Sophis Group as part of its consideration, in the exercise of its fiduciary duties, and in good faith incorporate such recommendations into their search process. The appointment of the New Director shall be subject to the final approval of the Committee and the Board; provided, however, that such candidate shall be reasonably acceptable to the Sophis Group Parties (such acceptance not to be unreasonably conditioned, withheld or delayed), and shall (i) qualify as “independent” pursuant to the independence requirements of the New York Stock Exchange, applicable SEC rules and regulations and the Company’s applicable corporate governance guidelines and policies, (ii) qualify to serve as a director under the DGCL, and (iii) possess material business, marketing, technology, accounting, finance and/or other relevant qualifications and experience or expertise to be a director, including relevant operational and technical qualifications and experience in the Company’s addressable markets. The Nominating Committee’s and the Board’s determination that any candidate is reasonably acceptable to them shall be subject to their review of a fully completed copy of the Company’s standard director & officer questionnaire submitted by the New Director candidate and, if desired by the Nominating Committee or the Board, completion of a customary background check with respect to the New Director. Following the identification of the New Director, the Board and any applicable committees thereof shall take all necessary actions to appoint the New Director as a member of the Board to fill the Class III Vacancy in accordance with the Company’s Amended & Restated Certificate of Incorporation, the Bylaws and the DGCL. Notwithstanding anything to the contrary above, the Sophis Group Parties shall not, without prior written permission of the Company, contact any New Director candidate, other than their own recommended candidates, for any reason prior to the New Director’s appointment to the Board.
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6.	Dismissal of Lawsuit. As promptly as practicable following the Effective Date, but in any event no later than fourteen (14) calendar days after the Effective Date, the Company shall file a request for dismissal without prejudice of its pending lawsuit (the “Lawsuit”) against Mr. Williams relating to the termination of his employment as Chief Technology Officer with the Company. Notwithstanding anything in this agreement to the contrary (including the release of claims under Section 9), the Company shall be permitted to refile the Lawsuit only in the event of a material breach of this Agreement by Mr. Williams or his Representatives or Affiliates or anyone else acting at his direction; provided that such material breach has not been cured within five (5) business days of receipt of notice of such breach (the “Cure Period”), reasonably setting forth the details of the claimed breach (a “Breach Notice”). Except as provided in Section 8, Mr. Williams shall not pursue any claim with the court or otherwise for costs or fees relating to the Lawsuit unless it is refiled. For the avoidance of doubt, any breach of the last sentence of Section 2, Sections 3 and 4, the last sentence of Section 5, or Sections 9 and 10 shall be deemed to be a “material breach.”
7.	No Legal Action. The Company covenants and agrees that it will not assert, pursue or maintain any alleged claims, actions or proceedings, or file any legal complaint of any sort, against any of the Sophis Group Parties or any of their Affiliates or Associates, including, but not limited to, for intellectual property infringement or misappropriation of trade secrets (the “IP Claims”) or otherwise, based on facts that occurred prior to the Effective Date (collectively, the “Alleged Claims”); provided, however, that, notwithstanding anything in this Agreement to the contrary (including the release of claims under Section 9), the Company may pursue the Alleged Claims against any Sophis Group Party that materially breaches this Agreement; provided that such material breach has not been cured within the Cure Period.
8.	Attorneys’ Fees. The Company shall promptly reimburse the Sophis Group Parties for their reasonable and documented fees and expenses incurred in connection with the matters described herein , including (a) the negotiation and execution of this Agreement and the matters related thereto (including, for the avoidance of doubt, the 2024 Annual Meeting) (b) formation of the Sophis Group and the filing of the Schedule 13D and related public communications, and (c) the expenses incurred by Mr. Williams to defend against the Lawsuit, provided, however, that the total reimbursement shall not exceed an aggregate amount of $250,000 (the “Fees”). As a condition to the Company’s obligation to make such a payment, the Sophis Group Parties shall provide a detailed invoice or invoices or other similarly valid documentation from counsel and the Sophis Group Parties’ advisors evidencing the amount and nature of the itemized Fees incurred in the reimbursable matters described herein. No later than seven (7) days following the Effective Date, the Sophis Group shall provide banking information for the receipt of such payment, which shall be made in the form of a wire transfer. In the event of any material breach of this Agreement by a Sophis Group Party, such Sophis Group Party shall be responsible for reimbursing the Company for the full amount of the pro-rata portion of the Fees it received (as set forth in the detailed invoice or other valid documentation provided to the Company) pursuant to this Section 8; provided that such material breach has not been cured within the Cure Period; and provided further, that a material breach by Sophis that is not cured within the Cure Period shall result in the reimbursement by Sophis to the Company of the full amount of the Fees.
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9.	Release of Claims. The Parties agree as follows:
a.	Except as provided herein, as of the Effective Date, in consideration for the Company’s payment of the Legal Fees and the promises, waivers, releases and other consideration provided herein, each member of the Sophis Group, to the maximum extent permitted by law, hereby irrevocably and unconditionally releases and discharges the Company and its past or present predecessors, parents, subsidiaries, Affiliates, successors, assigns, officers, directors, stockholders, attorneys, and employees, and any related or affiliated corporations or entities, and their past or present predecessors, parents, subsidiaries, Affiliates, successors, assigns, officers, directors, stockholders, attorneys, and employees, and any person or entity acting through or in concert with any of the preceding persons or entities (all of the preceding persons and entities, severally and in the aggregate, will be referred to as “Releasees”), jointly and severally, of and from any and all actions, claims, demands, debts, reckonings, contracts, agreements, covenants, damages, judgments, executions, liabilities, appeals, obligations, attorney’s fees, causes of action and suits of every kind and nature whatsoever, direct or derivative, from the beginning of time to the Effective Date, foreseen or unforeseen, known or unknown, asserted or unasserted, or which may be hereafter claimed to arise out of any action, inaction, event or matter occurring prior to and including the Effective Date, including, but not limited to, all claims for punitive damages, or attorney’s fees and costs, and any and all other claims arising under any law, rule, regulation, order or decision arising out of or relating to the matters and allegations described in this Agreement, that the Sophis Group Parties have had, now have, or may have against any Releasees, including, without limitation, any claims for breaches of fiduciary duties of the officers and directors of the Company in connection with any actions whatsoever taken by them at any time prior to and including the Effective Date (the “Sophis Group Release”).
b.	Except as provided herein, as of the Effective Date, in consideration for the Sophis Group’s promises, waivers, releases and other consideration herein provided, the Company and its current directors and executive officers, to the maximum extent permitted by law, hereby irrevocably and unconditionally releases and discharges each member of the Sophis Group and their Affiliates, subsidiaries, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor or successor entities, agents, employees, stockholders, auditors, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person (the “Sophis Released Group”), jointly or severally, of from any and all actions, claims, demands, debts, reckonings, contracts, agreements, covenants, damages, judgments, executions, liabilities, appeals, obligations, attorney’s fees, causes of action and suits of every kind and nature whatsoever, direct or derivative, from the beginning of time to the Effective Date, foreseen or unforeseen, known or unknown, asserted or unasserted, or which may be hereafter claimed to arise out of any action, inaction, event or matter occurring prior to and including the Effective Date, including, but not limited to, all claims for punitive damages, or attorney’s fees and costs, and any and all other claims arising under any law, rule, regulation, order or decision, that the Company and its current directors and executive officers have had, now have, or may have against any member of the Sophis Group and/or the Sophis Released Group, including, without limitation, those arising out of or in any way relating to any member of the Sophis Group’s involvement or engagement with the Company and its current directors and executive officers, the matters and allegations described in this Agreement, employment at the Company, ownership of securities of the Company, the Lawsuit and the IP Claims, at any time prior to and including the Effective Date (the “Company Release” and together with the Sophis Group Release, the “Releases”), except that, notwithstanding the foregoing, the Company Release shall not be irrevocable and unconditional in respect of the Lawsuit and the IP Claims, and the Company Release shall be void and have no further force and effect as to the Lawsuit and/or the IP Claims if the Company is permitted to refile the Lawsuit and/or pursue the IP Claims under Section 6 and Section 7, respectively.
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c.	The Parties each acknowledge that as of the time of the Effective Date, the Parties may have claims against one another that a Party does not know or suspect to exist in his or its favor, including, without limitation, claims that, had they been known, might have affected the decision to enter into this Agreement, or to provide the releases set forth in this Section 9. In connection with such any such claims, the Parties agree that they intend to waive, relinquish, and release any and all provisions, rights, and benefits of any state or territory of the United States or other jurisdiction that purports to limit the application of a release to unknown claims, or to facts unknown at the time the release was entered into. In connection with this waiver, the Parties acknowledge that they, or any of them, may (including after the Effective Date) discover facts in addition to or different from those known or believed by them to be true with respect to the subject matter of the releases set forth in this Section 9, but it is the intention of the Parties to completely, fully, finally, and forever compromise, settle, release, discharge, and extinguish any and all claims that they may have one against another, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, that now exist or previously existed, without regard to the subsequent discovery of additional or different facts. The Parties acknowledge that the foregoing waiver is a key, bargained-for element to this Agreement and the Releases that are part of it.
d.	The Releases provided for in this Section 9 are intended to be broad, and this breadth is a bargained-for feature of this Agreement. Notwithstanding anything to the contrary herein, the Releases provided for in this Section 9 shall not apply to (i) any rights or duties under this Agreement or (ii) any claims or causes of action that any Party may have for the breach or enforcement of any provision of this Agreement. For the avoidance of doubt, nothing in this Section 9 shall operate to release Terran Orbital’s claims in the Lawsuit or the Alleged Claims in the event that Terran Orbital is permitted to assert such claims as provided in Sections 6 and 7.
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e.	The Parties acknowledge that they are aware of and familiar with the provisions of Section 1542 of the California Civil Code, which provides as follows:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

The Parties hereby waive and relinquish all rights and benefits that they have under Section 1542 of the California Civil Code, or the law of any other country, territory, state or jurisdiction, or common law principle, to the same or similar effect.

10.	Mutual Non-disparagement. During the Cooperation Period, the Company and each Sophis Group Party shall refrain, and shall cause its respective Affiliates and each of its and their respective agents, principals, contractors, directors, managers, members, partners, officers and employees (“Representatives”) to refrain, from making, publishing, or communicating, directly or indirectly (e.g., in collaboration or concert with another person or party) to any person or entity or in any public forum, any comments or statements (written or oral) that denigrate or disparage, or are detrimental to, or constitutes an ad hominem attack on, the reputation or stature of another Party, including their Affiliates, or any of their or their Affiliates’ Representatives or that is otherwise inconsistent with this Agreement. The foregoing shall not (a) restrict the ability of any person to comply with any subpoena or other legal process or respond to a request for information from any governmental or regulatory authority with jurisdiction over such person or to enforce such person’s rights under this Agreement, (b) restrict any Party from responding to any comments or statements made by another Party in violation of this Section 10, or (c) apply to any private communication among the Sophis Group Parties and their Affiliates and Representatives (in their respective capacities as such), on the one hand, and among the Company and its Affiliates or their Representatives (in their respective capacities as such), on the other hand.
11.	No Admission of Liability. This Agreement does not constitute an admission by any Party of any wrongdoing, contractual obligation, or of any duty whatsoever, whether based in statute, regulation, common law, or otherwise, and each Party expressly denies that any liability or any such violation has occurred.
12.	Successors and Assigns. No Party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, without the prior written consent of the other Parties in their respective sole discretions, and any assignment in contravention hereof will be null and void. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.
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13.	Admissibility. This Agreement constitutes a compromise, an offer to compromise and statements made in compromise negotiations under Fed. R. Evid. Rule 408 and all similar applicable state laws or rules of evidence, and shall each be inadmissible into evidence to prove any matter with respect to any adversary proceeding, contested matter or proof of claim, other than for purposes of enforcement of this Agreement in accordance with its terms.
14.	Termination. Unless otherwise mutually agreed in writing by each Party, this Agreement shall automatically terminate at the end of the Cooperation Period and shall have no further force and effect, except that Sections 6, 7, 9, Sections 12 through 18, and Sections 21 and 22 shall survive the termination of this Agreement. Notwithstanding the foregoing, the termination of this Agreement in accordance with this Section 14 shall not relieve any Party from liability for any breach of this Agreement occurring prior to such termination.
15.	Entire Agreement. There are no other agreements or understandings, oral or written, between or among the Parties that affect this Agreement, except as otherwise specifically provided for, referred to or incorporated herein. This Agreement cancels and supersedes all prior offers, negotiations or agreements concerning the subject matter of this Agreement and constitutes the entire agreement hereto. Any representations, discussions or negotiations carried on contemporaneously with the execution of this Agreement or prior thereto are conclusively presumed to have been incorporated herein, and any oral or written representations made which are not incorporated in this Agreement shall have no force or effect.
16.	Modifications. No modification, change, or amendment of this Agreement shall be valid or binding unless the modification, change or amendment is in writing and is signed by the Parties. The failure of any Party to exercise any right provided for in this Agreement shall not be construed as a waiver of such right, and the express waiver of any right by any Party will not be deemed to be a waiver of any other right by the Party.
17.	Severability. If any of the provisions, terms, or clauses of this Agreement are declared illegal, unenforceable, or ineffective by an authority of competent jurisdiction, those provisions, terms, and clauses shall be deemed severable, such that all other provisions, terms, and clauses of this Settlement Agreement shall remain valid and binding upon both Parties.
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18.	Choice of Law/Jurisdiction. This agreement shall be governed by, construed, interpreted and enforced under the laws of the State of Delaware without reference to the choice of law principles thereof. Any lawsuit or other judicial proceeding relating to or arising from this Agreement shall be instituted in the courts of the state of Delaware or in the United States District Courts of that state. Such courts shall have proper venue for any such lawsuit or judicial proceeding, and the parties waive any objection to venue or their convenience as a forum. The parties agree to submit to the jurisdiction of any of the courts specified and to accept service of process to vest personal jurisdiction over them in any of these courts. This Agreement will be governed in all respects, including validity, interpretation, and effect, by the laws of the State of Delaware without giving effect to the choice of law principles of such state. The Company and each Sophis Group Party (i) irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the federal or other state courts located in Wilmington, Delaware), (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iii) agrees that any action or proceeding based on, relating to, or arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried, and determined only in such courts, (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum, and (v) agrees that it will not bring any action based on, relating to, or arising in connection with this Agreement or the transactions contemplated by this Agreement in any court other than such courts. The parties to this Agreement agree that the delivery of process or other papers in connection with any such action or proceeding in the manner provided in Section 20 or in such other manner as may be permitted by applicable law as sufficient service of process, shall be valid and sufficient service thereof.
19.	Specific Performance; Remedies; Waiver of Jury Trial.
a.	The Company and the Sophis Group Parties acknowledge and agree that irreparable injury to the other party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Company and the Sophis Group Parties will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.
b.	THE COMPANY AND EACH SOPHIS GROUP PARTY AGREES: (1) THE NON-BREACHING PARTY WILL BE ENTITLED TO INJUNCTIVE AND OTHER EQUITABLE RELIEF, WITHOUT PROOF OF ACTUAL DAMAGES; (2) THE BREACHING PARTY WILL NOT PLEAD IN DEFENSE THERETO THAT THERE WOULD BE AN ADEQUATE REMEDY AT LAW; AND (3) THE BREACHING PARTY WAIVES THE POSTING OF A BOND OR OTHER SECURITY UNDER ANY APPLICABLE LAW, IN THE CASE THAT ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF.
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c.	EACH OF THE PARTIES, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED ON, RELATING TO OR ARISING IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED INSTRUMENT OR AGREEMENT, OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NO PARTY SHALL SEEK TO CONSOLIDATE, BY COUNTERCLAIM OR OTHERWISE, ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.
20.	Notices. All notices, consents, requests, instructions, approvals, and other communications provided for herein and all legal process in regard to this Agreement will be in writing and will be deemed delivered, given and received (a) when (x) delivered in person or (y) transmitted by email (with written confirmation of completed transmission other than any automated reply), (b) on the third (3rd) business day following the mailing thereof by certified or registered mail (return receipt requested), or (c) on the first (1st) business day following the mailing thereof by a nationally recognized overnight carrier, to the parties at the following addresses (or to such other address as such party may specify in a written notice given to the other parties); provided that any notice delivered pursuant to clauses (a)(x), (b), or (c) of this Section 20 also is promptly delivered to the email address of such party set forth below (for the avoidance of doubt, such email shall not in and of itself be deemed delivery given and received of such communications or legal process):

If to the Company:

Terran Orbital Corporation

6800 Broken Sound Parkway, Suite 200

Boca Raton, FL 33487

Attention: General Counsel

Email: legal2017@terranorbital.com

James Black, General Counsel, james.black@terranorbital.com

If to the Sophis Group Parties:

Sophis Investments LLC

250 Park Avenue, 7th Floor

New York, New York 10177

Attention: Tassos Rechachinas

Email: tassos@sophisinvestments.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

Attention:	Andrew Freedman Ian Engoron
Email:	AFreedman@olshanlaw.com IEngoron@olshanlaw.com

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At any time, any party may, by notice given in accordance with this section to the other party, provide updated information for notices under this Agreement.

21.	No Interpretation of Ambiguity Against the Drafter. This Agreement has been negotiated and prepared by both Parties and their counsel. If any of the Agreement’s provisions require a court’s interpretation, no ambiguity found in this Agreement shall be construed against the drafter.
22.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
23.	Opportunity to Consult Legal Counsel. The Parties confirm that they have reviewed and considered this Agreement and consulted with their attorneys regarding the terms and effect thereof.

[signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the Effective Date.

TERRAN ORBITAL CORPORATION

By:	/s/ Marc Bell
Name:	Marc Bell
Title:	Chairman and Chief Executive Officer

SOPHIS INVESTMENTS LLC

By:	/s/ Tassos Recachinas
Name:	Tassos Recachinas
Title:	Managing Member

SOPHIS GP LLC

By:	/s/ Tassos Recachinas
Name:	Tassos Recachinas
Title:	Managing Member

AUSTIN WILLIAMS

/s/ Austin Williams

ROLAND COELHO

/s/ Roland Coelho

JORDI PUIG-SUARI

/s/ Jordi Puig-Suari

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ROARK’S DRIFT, LLC

By:	/s/ Joseph Roos
Name:	Joseph Roos
Title:	Managing Member

JOSEPH M. ROOS

/s/ Joseph Roos

TASSOS D. RECACHINAS

/s/ Tassos Recachinas

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Exhibit A

Press Release

Terran Orbital Announces Agreement with Shareholder Group

BOCA RATON, FL, Feb. 5, 2024 – Terran Orbital Corporation (NYSE: LLAP) (“Terran Orbital” or the “Company”), a global leader in satellite-based solutions primarily serving the aerospace and defense industries, today announced that it has entered into an agreement with the investor group comprised of Sophis Investments LLC, Sophis GP LLC, Tassos Recachinas, Roark’s Drift, LLC, Joseph Roos, Jordi Puig-Suari, Roland Coelho and Austin Williams (collectively, the “Investor Group”).

Marc Bell, the Company’s Chairman and CEO, said, “Company management and the Board of Directors take shareholder feedback seriously. We have had a very constructive dialogue with the Investor Group and appreciate their input toward achieving our shared goal of driving shareholder value. We are pleased to have come to an agreement and look forward to furthering our constructive relationship with the Investor Group.”

Tassos Recachinas, President and Chief Investment Officer of Sophis Investments, stated, “We are pleased that we have aligned with Terran Orbital’s management team and Board and appreciate the Company’s commitment to driving value enhancing initiatives in the best interest of all stockholders. We also appreciate the constructive relationship we have developed with the Company and look forward to working with the Board, including filling the currently vacant Board seat, as the Company moves forward on its strategic initiatives.”

Austin Williams, a member of the Investor Group, said, “I am very pleased to see the direction the company is going in and look forward to its continued success. Terran Orbital’s satellite platforms are actively performing missions across commercial, civil and military domains, while operating in LEO, GEO, and around the Moon. I believe the company is well positioned to scale its manufacturing of flight proven technology to meet the needs of its growing and diverse customer base.”

Joseph Roos, a Terran Orbital investor and member of the Investor Group, added, “I am confident in the direction of the Company, which includes diversifying its pipeline, improving financial controls, exploring value enhancing measures, and working towards profitable growth.”

Under the terms of the Agreement, the Company’s Board of Directors (the “Board”) in consultation with the Investor Group has agreed to identify and appoint an independent director to fill its vacant seat caused by the passing of Anthony Previte, reflecting the Company’s continual efforts to enhance stockholder value and corporate governance practices. The Company remains committed to exploring a number of value creating initiatives as part of its ongoing strategic review process, including those related to the Company’s operations, financial performance (including potential opportunities for cost reduction), and corporate governance, among others.

In connection with the Agreement, the parties have also agreed to customary standstill, voting and other commitments.

About Terran Orbital

Terran Orbital is a leading manufacturer of satellite products primarily serving the aerospace and defense industries. Terran Orbital provides end-to-end satellite solutions by combining satellite design, production, launch planning, mission operations, and on-orbit support to meet the needs of the most demanding military, civil, and commercial customers. Learn more at www.terranorbital.com.

Contacts

Public Relations

Juliana Johnson

pr@terranorbital.com
949-508-XXXX

Investor Relations
Jonathan Siegmann
ir@terranorbital.com
949-202-8476